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PEPCO HOLDINGS, INC. AND SUBSIDIARIES PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (Dollars in Millions, Except Per Share Amounts) (Unaudited)
	Twelve Months Ended June 30, 2003		Pro Forma Adjustments		Pro Forma
OPERATING REVENUES
Pepco	$ 1,530.1		$ -		$ 1,530.1
Conectiv Power Delivery	2,356.5		15.6	(3)	2,372.1
Conectiv Energy	2,200.4		-		2,200.4
Pepco Energy Services	1,054.1		-		1,054.1
Other Non-Regulated	134.8		-		134.8
	7,275.9		15.6		7,291.5

OPERATING EXPENSES
Fuel and purchased energy	4,601.5		-		4,601.5
Operation and maintenance	1,410.6		-		1,410.6
Impairment losses	50.4		-		50.4
Depreciation and amortization	388.5		7.6	(4)	396.1
Taxes other than income taxes	259.8		-		259.8
Deferred electric service costs	13.4		-		13.4
	6,724.2		7.6		6,731.8
OPERATING INCOME	551.7		8.0		559.7

OTHER INCOME (EXPENSES)
Interest and dividend income	27.8		-		27.8
Interest expense	(341.0)		(5.2)	(5)	(346.2)
Loss from equity investments	(14.8)		-		(14.8)
Other income	22.3		-		22.3
Total Other (Expenses)	(305.7)		(5.2)		(310.9)

PREFERRED STOCK DIVIDEND REQUIREMENTS OF SUBSIDIARIES	27.2		-		27.2

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	218.8		2.8		221.6

INCOME TAXES	79.5		1.0	(6)	80.5

INCOME FROM CONTINUING OPERATIONS	139.3		1.8		141.1

EXTRAORDINARY ITEM (net of income taxes of $4.1)	5.9		-		5.9

NET INCOME (LOSS)	$ 145.2		$ 1.8		$ 147.0

AVERAGE COMMON SHARES OUTSTANDING	163.6	(7)	163.6		163.6

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.89		$ 0.01		$ 0.90

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PEPCO HOLDINGS, INC. AND SUBSIDIARIES PRO FORMA NOTES

In accordance with Article 11 of Regulation S-X, the pro forma adjustments related to the balance sheet were made assuming the transactions were made at the end of the balance sheet period and the adjustments related to the income statement were made assuming the transactions were made at the beginning of the period presented.

(1)	Represents the use of proceeds from the issue of transition bonds to pay off short-term debt of $66.8 million from ACE and $70.0 million from PHI.
(2)	Represents the issue of $152.0 million in Transition Bonds, less the redemption of $15.2 million in long-term debt of ACE from use of proceeds from issue of Transition bonds.
(3)

Represents transition bond charge, a per kWh charge paid by electric transmission and distribution customers. The charge is computed to recover the principal amount of the transition bonds plus interest. Amortization of $7.6 plus interest of $8.0 = $15.6.

(4)	Represents the annual amortization of stranded costs, 152.0 million over 240 months. (152.0 / 240 = .633/month x 12 months = 7.6 million).
(5)

Represents annual interest expense on 152.0 million of long-term debt @5.25%. Transition Bonds, less the interest expense savings from redeeming $66.8 million of ACE short-term debt @1.25%, $15.2 million of long-term ACE debt @7.0%, and $70.0 million of PHI short-term debt @1.25%.

152.0 x 5.25% = 8.0 million
66.8 x 1.25% = (0.8) million
15.2 x 7.0% = (1.1) million
70.0 x 1.25% = (0.9) million
     total          5.2 million

(6)	Represents the federal tax impact, at 35%, of (3), (4), and (5).
(7)	Shares outstanding are first reported shares outstanding for PHI Consolidated after the merger.